Exhibit 10.1

October 1, 2010

Mr. Frank S. Sklarsky

Dear Frank:

I am pleased to offer you a position as Executive Vice President and Chief Financial Officer, reporting directly to me.  Your employment will begin on a mutually agreeable start date.  This position will be located in Princeton, New Jersey.  Your compensation and benefits are described below.

Compensation

You will receive an annual salary of $700,000.  Your salary will be paid monthly, in the month that it is earned. In addition to your base salary, you will be eligible to participate in the Company’s short-term performance bonus and long-term incentive programs.

Under the short-term performance bonus program, you will have the opportunity to earn a target award of 100% of your salary and you can earn a maximum bonus award of up to 200% of your base salary. Determination of award levels will be based on the Company’s financial performance and your individual contribution.  For purposes of fiscal year 2011, your bonus will be determined as if you were employed by Tyco as of the start of the fiscal year, which commenced on September 27, 2010, rather than your actual start date.

You are eligible to participate in the annual long-term incentive program that the Company makes available to other executives in similar roles.  For fiscal year 2011, you will receive a recommended grant value of $2,000,000 which will be split between stock options (40%), performance share units (40%), and restricted stock units (20%). Stock options and restricted stock units vest equally over a four year period on the anniversary date of the grant. The number of performance units earned will be determined at the end of three years and can range from 0% to 200% of the target number of shares granted. The grant date of this award will be the day of the next meeting of the Compensation and Human Resources Committee of the Tyco Board of Directors following your start date at Tyco International.  You will receive more information about your awards, detailing the terms and conditions, after they have been granted.

Sign-on Compensation

Additionally, in consideration for your annual incentive bonus forfeited at your previous employer, you will receive a cash sign-on bonus of $500,000 to be paid as soon as administratively possible after your employment start date.  Should you voluntarily terminate your employment within one year of your start date, you will be required to repay this one-time bonus in full.

You will be eligible to receive a one-time sign-on restricted unit grant value of $1,500,000, intended to replace the value of unvested restricted stock forfeited at your previous employer.  These restricted stock units vest equally over a three year period on the anniversary date of the grant. You will also be eligible to receive a one-time sign-on restricted unit grant value of $375,000, intended to replace the forfeited value of your supplemental pension at your previous employer. Restrictions on these units will lapse at the end of three years. The grant date of these awards will be the day of the next meeting of the Compensation and Human Resources Committee of the Tyco Board of Directors following your start date at Tyco International.  You will receive more information about your awards, detailing the terms and conditions, after they have been granted.

Flexible Perquisite Program

You will also be eligible to participate in the Flexible Perquisites Plan, which allows for an annual sum paid in four installments that can be used at the discretion of the participant to apply to various eligible expenses.  Your eligibility will begin with the first full quarter after start date.  Allowances are set at 10% of base annual salary, capped at $70,000 annually, less applicable taxes.  Examples of eligible expenses covered under this plan are car leases, car payments or auto insurance, financial and estate planning, club memberships, executive physicals and income tax preparation.

Benefits

You will also be entitled to all employee benefits that Tyco International customarily makes available to employees in positions comparable to yours.  Specifically, you will be eligible to participate in the following:

•                  Tyco Retirement Savings and Investment Plan — This 401(k) plan provides for retirement savings through employee contributions and a generous five-to-one company matching contribution on the first one percent of eligible compensation that you contribute.  Catch up contributions are also allowed for participants who qualify, but are not matched by Tyco.  An enrollment package will be mailed to you in the next few weeks.

•                  Tyco Supplemental Savings and Retirement Plan — In addition to the 401(k) plan, Tyco also offers you another opportunity to save money on a tax-deferred basis.  Under this non-qualified program, you can defer up to 50% of your base salary.  While you will not be eligible to enroll in this plan for the remainder of 2010, you will be eligible to enroll for 2011.  You will have until December 16, 2010 to enroll for 2011. A plan brochure will be mailed to you in the next few weeks. If you participate in this plan, you will receive company matching credits equal to the matching percentage rate you would be eligible to receive under the 401(k).  If you choose not to participate, you will still receive company credits to this plan on any eligible compensation during the year that exceeds the IRS compensation limit (expected to be $245,000 for 2011).  This plan also allows participants to defer all or a portion of their performance based bonus, but only if the deferral election is made prior to the start of the year in which the bonus is earned.  Since your employment start date will be after the 2011 fiscal year has commenced, you will not be eligible to defer your 2011 bonus.  You will be given an opportunity to defer your 2012 bonus during next year’s enrollment period (anticipated to be during September 2011).

•                  Tyco Medical and/or Dental Plans — You will be eligible to participate on a contributory basis 31 days after your employment start date.  You will be given information about the enrollment process during your new hire orientation.  Benefit programs are reviewed annually and changes in plan design and/or employee contributions are the norm and communicated in advance of any changes.  Please refer to the Tyco Benefits summary booklet called “For Your Benefit”, found in the new hire kit under tab Your Health & Welfare Benefits for detailed information on US benefits offerings.

•                  Tyco International Change in Control Severance Plan for Certain U.S. Officers and Executives (“CIC Plan”) — In the event of involuntary termination of your employment or termination by you for Good Reason (as defined in the CIC Plan) in connection with a Change in Control, you will be eligible for such benefits as may be provided under the terms of the CIC Plan.

•                  Tyco International Severance Plan for U.S. Officers and Executives (“Severance Plan”) — In the event of a qualifying termination of your employment under this plan, you will be eligible for such benefits as may be provided under the terms of the Severance Plan.

•                  Vacation — You will be eligible for four (4) weeks of vacation

Relocation

The Company will provide you with a relocation package.  In addition to the standard relocation plan, you will be eligible to receive up to an additional 8 months of temporary living in the Princeton area, as well and commuting expenses between Princeton and your home in New York. Commuting trips eligible for reimbursement will be limited to 4 per month. Both the additional temporary living and commuting expenses will be taxable income to you.

Conditions of Employment

Your employment will be conditioned upon your execution of and ongoing compliance with the Company’s Confidentiality and Development Agreement and the Guide to Ethical Conduct that are enclosed; and any other applicable Company policies.  Please return one original signed copy of this letter along with all necessary forms referenced in your Welcome Letter to:  Sherry Smith, Recruiting Coordinator, Tyco International, 9 Roszel Road, Princeton, NJ 08540, as soon as possible.

Confidentiality, Non-Competition, Non-Solicitation

Because you will be performing services for the Company of a unique and irreplaceable nature, your performance of services to a competing business that could lead to disclosure of business confidential or propriety information as to which you have had access would result in irreparable harm to the Company.  Accordingly, by accepting this employment offer, you agree that during your employment and for the one year period thereafter, you will not, directly or indirectly, own, manage, operate, control, or provide services to or be employed by any person or entity engaged in any business of the same type as any business in which the Company or any of its subsidiaries or affiliates is engaged (or have proposed to be engaged) on the date of termination if such disclosure could result.  It is understood, however, that ownership of one percent of the total shares of all classes of stock outstanding of any publicly held entity engaged in such business and rendering of services to charitable organizations, as such term is define in Section 501(c) of the Code, shall not be considered to violate this non-competition provision.

By your acceptance of this employment offer, you also agree that during your employment with the Company and for the one year period thereafter, you will not, directly or indirectly, on your own behalf or on behalf of another, solicit, aid or induce any managerial level employee of the Company or any of its subsidiaries or affiliates to leave such employment in order to accept employment with or render services to another person or entity or solicit, air or induce any customer of the Company or any of its subsidiaries or affiliates to purchase goods or services then sold by the Company or any of its subsidiaries or affiliates from another person or entity (or assist or aid any other persons or entity in identifying or soliciting any such customer).

The invalidity or unenforceability of any provision indicated herein will not affect the validity or enforceability of the other provisions, which will remain in full force and effect.  Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision will be construed so as to be enforceable to the maximum extent compatible with applicable law. The validity, interpretation, construction and performance of these provisions shall be governed by the laws of the state of New Jersey without reference to principles of conflicts of laws that would direct the application of the law of any other jurisdiction. The Company reserves all rights to seek any and all remedies and damages permitted under law, including, but not limited to, injunctive relief, equitable relief and compensatory damages.

Other Conditions of Employment

In addition, the conditions of this letter are contingent upon the following, which will be sent under separate cover:

•             Successful completion of a drug test.  A Chain of Custody Form and instructions to set up an appointment at a collection site are included in your new hire package.  The Company shall maintain the confidentiality of the results of the drug testing.

•             Completion of an acceptable background check.  Please complete and return the enclosed employment application, written consent and disclosure form, and reference forms so that we may conduct the background check expeditiously.

•             Documentation of your identity and unrestricted legal authority to work in the United States.  You will be required to complete the employee portion of the enclosed I-9 documentation as well as other documents within 3 business days of your hire date to satisfy those requirements.  Please note that this is a legal requirement under federal immigration laws.

Frank, I am excited about the possibility of your joining the Tyco International leadership team and I look forward to the opportunity to work with you.  Please sign below to signify your acceptance of our offer of employment and its terms.  Should you have any questions with regard to any of the items indicated above, please call me.

Sincerely,

/s/ Ed Breen
Ed Breen

ACCEPTED:

/s/ Frank S. Sklarsky	10/8/10
Frank S. Sklarksy	Date

cc:       Laurie Siegel

Employees have the right to terminate their employment at any time with or without cause or notice, and the Company reserves for itself an equal right.  We both agree that any dispute arising with respect to your employment, the termination of that employment, or a breach of any covenant of good faith and fair dealing related to your employment, shall be settled exclusively through arbitration.  This document sets forth the entire agreement with respect to your employment.  The terms of this offer may only be changed by written agreement, although the Company may from time to time, in its sole discretion, adjust the salaries and benefits paid to you and its other employees.